                                                                    Exhibit 99.1

[LOGO OF AEGON APPEARS HERE]                    393318


                                                                   PRESS RELEASE

A.A.M. KOK STEPS DOWN
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Mr A.A.M. Kok (48), Senior Vice-President Corporate Actuarial Department of AEGON N.V., has indicated that he wants to step down as of 1 March 2003 to further his career elsewhere.

Mr Kok, who has worked with AEGON since 1 June 1998, will concentrate on consultancy activities in financial, economic and actuarial fields, including risk management.

The Executive Board of AEGON regrets but respects his decision and wishes him every success in his future career.

Safe harbor
The statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects upon the company. There can be no assurance that future developments affecting the company will be those anticipated by management. Actual results may differ materially from those included in the forward-looking statements.
These forward-looking statements involve risks and uncertainties including, but not limited to, the following: (1) changes in general economic conditions, including the performance of financial markets and interest rates; (2) customer responsiveness to both new products and distribution channels; (3) competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for the company's products; (4) acts of God; (5) terrorism and acts of war; (6) mortality, morbidity and other factors that may affect the profitability of the company's insurance products; and (7) the company's failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

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The Hague, 24 January 2003



Inquiries:
AEGON N.V.         Group Communications               Investor Relations
                   + 31 70 344 83 44                  + 31 70 344 83 05

For background information please visit the company's web site at www.aegon.com
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